JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 14, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 273

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on July 30, 2013 with respect to the JPMorgan Tax Aware Real Return Fund (the “Fund”). Our responses to your comments are set forth below. Please note that the purpose of the registration statement is to add a new share class to the Fund rather than to update all of the Fund’s current prospectuses. As a result we will revise and/or add any additional disclosure to the prospectus in the Fund’s next annual update as indicated in the respective responses below.

Prospectus Comments – Fees and Expenses of the Fund

1)	Comment: Is it accurate to show “None” in the fee table for the Distribution (Rule 12b-1) Fees & Shareholder Service Fees line items? If not, instead include the maximum percentage payable in the table and include a footnote stating that the Board has agreed not to make payments for 12 months.

Response: The Fund confirms it is accurate to show “None” in the Fund’s fee table for the Distribution (Rule 12b-1) Fees & Shareholder Service Fees line items.

2)	Comment: Please verify that the expense limitation agreements referenced in footnote 1 to the fee tables will be in effect for at least 12 months from the effective date of the registration statement. If the Service Providers have the ability to recoup any such waivers and/or reimbursements, please add appropriate disclosure to the footnote disclosing this fact.

Response: The Fund confirms that the expense limitation agreement will be in effect for at least 12 months from the effective date of the amendment to the registration statement. The Fund also confirms that under the terms of the agreement the Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such contract.

3)	Comment: The Prospectus indicates that the Fund may invest in common or preferred shares of unaffiliated closed end funds and ETFs. Please explain why there is no “Acquired Fund Fee” line item in the Fee Table.

Response: The fees and expenses incurred indirectly by the Fund as a result of investment in shares of closed end funds or ETFs currently are not anticipated to exceed one basis point of average net assets of the Fund and so are included under the sub-caption “Other Expenses” as permitted by instruction 3(f)(i) to Item 3 of Form N-1A.

Prospectus Comments — Main Investment Strategies

4)	Comment: The prospectus states “The Fund is also designed to maximize inflation-protected return, which means maximizing the “real return.” Real Return is the total return of a security less the actual rate of inflation.” Disclose what the rate of inflation would need to be for the Fund’s strategy to benefit the shareholder and what happens if the actual inflation rate is lower than the rate disclosed?

Response: The question has as its premise that there is one particular rate of inflation along the continuum of possible rates and various measures of inflation above which investors would receive an economic benefit and below which they would not. There is no such unique rate. Accordingly, we respectfully decline to make the disclosure.

5)	Comment: Disclose the maturity period for the Fund’s derivatives investments.

Response: Derivative instruments are not subject to a specific maturity requirement. As disclosed, the average weighted maturity of the Fund’s overall holdings, calculated collectively, is generally expected to be between three and ten years. Accordingly, we respectfully decline to make the disclosure.

6)	Comment: Explain in correspondence how the Fund’s derivative investments/strategy helps achieve the objective/goal of the Fund.

Response: Because of the limited supply of inflation-protected municipal securities, the Fund invests in inflation-linked derivative investments in combination with conventional municipal securities (i.e., non-inflation protected) to seek to synthetically create inflation protection, as an alternative to investments in inflation-protected municipal securities, which if successful, increases the after-tax inflation protected return.

7)	Comment: The prospectus states “The adviser may use other strategies to achieve the Fund’s objective including investments in other types of securities which provide after tax return and direct investments in inflation-linked securities such as Treasury Inflation Protected Securities (TIPS) and municipal inflation-linked securities, if available.” Disclose the “other types of securities” referenced therein.

Response: The Fund currently does not intend to invest principally in types of securities that provide after tax return other than those which are already disclosed. The referenced statement is intended to help the reader understand that the discussion in the summary section of the prospectus should not be mistaken for an exhaustive list of all possible investments in which the Fund may invest in executing the principal strategy. Accordingly, we respectfully decline to make the disclosure.

8)	Comment: The prospectus states that the Fund invests in Non-Seasonally Adjusted Consumer Price Index for all Urban Consumers (CPI-U) swaps. Please confirm in correspondence whether the Fund sets aside assets to cover its investments in CPI-U swaps per Investment Company Act Release No. 10666 (Release 10666)?

Response: The Fund confirms that, in accordance with Release 10666, the Fund segregates or earmarks liquid assets to cover its positions in CPI-U swaps.

9)	Comment: The prospectus states that “The Fund may engage in short sales including short sales of forward commitments.” Explain in correspondence the short selling strategy of the fund disclosed in the prospectus.

Response: As disclosed, the Fund may engage in short sales, including short sales of forward commitments, in seeking to maximize after-tax inflation protected returns. By way of an example, the Fund might utilize derivatives to establish short positions to help manage portfolio duration. There are no specific short sale techniques currently used by the Fund that constitute a principal strategy or principal type of investment although the Fund has the flexibility to do so.

10)	Comment: The prospectus states that “The Fund seeks to minimize shareholders’ tax liability in connection with the Fund’s distribution of realized capital gain by minimizing the net gains available for distribution.” Explain in correspondence how the use of derivatives minimizes shareholder tax liability.

Response: The primary purpose of the use of derivatives in the Fund’s investment strategy is not to minimize shareholders tax liability but to realize gain. Controlling for all other variables, a higher gain results in a higher after-tax inflation protected return. Other investment techniques are used to help minimize net gains.

11)	Comment: Does the Fund invest in any derivatives other than swaps? If so, disclose the other derivatives and disclose the risks associated with these derivatives in the “The Fund’s Main Investment Risks” section of the prospectus.

Response: No, the derivatives currently used by the Fund as part of its principal investment strategy are disclosed in the prospectus.

12)	Comment: Provide matching strategy disclosure for the High Yield Securities Risk disclosure currently in “The Fund’s Main Investment Risks” section.

Response: The Fund does not invest in high yield securities as a principal strategy but does have the flexibility to do so. The Fund will evaluate whether the Fund wants to retain the flexibility in connection with the next annual update and if not the referenced disclosure will be removed from the “Main Investment Risks” section of the summary prospectus and the “More About the Funds” section of the prospectus at the time of the annual update.

13)	Comment: How many swap counterparties does the Fund have? If only one or two counterparties, disclose that fact in the prospectus and add “counterparty exposure risk”.

Response: The Fund currently has 8 swap counterparties.

14)	Comment: Add the following disclosure from “More About the Fund”, “Additional Information about the Fund’s Investment Strategies” to the summary prospectus: “As part of its tax aware strategy, the Fund typically sells securities when the anticipated performance benefit justifies the resulting gain. This strategy often includes minimizing the sale of securities with large unrealized gain, holding securities long enough to avoid short-term capital gains taxes, selling securities with a higher cost basis first and offsetting capital gains realized in one security by selling another security at a capital loss.”

Response: We will consider making the requested change in the Fund’s next annual update.

15)	Comment: Add the following disclosure from “More About the Fund”, “Additional Information about the Fund’s Investment Strategies” to the summary prospectus: “The Fund will invest primarily in securities that, at the time of purchase, are rated as investment grade by Moody’s Investors Service Inc. (Moody’s), Standard & Poor’s Corporation (S&P), or Fitch Rating (Fitch), meaning that such securities will carry a minimum rating of Baa3, BBB–, or BBB–, respectively or the equivalent by another national rating organization, or are unrated but deemed by the adviser to be of comparable quality. No more than 10% of total assets may be invested in securities below investment grade (also known as junk bonds). A “junk bond” is a debt security that is rated below investment grade. Junk bonds also include unrated securities that the adviser believes to be of comparable quality to debt securities that are rated below investment grade. Junk bonds are also called “high yield bonds” and “non-investment grade bonds.” These securities generally are rated in the fifth or lower rating categories (for example, BB or lower by S&P and Ba or lower by Moody’s). These securities generally offer a higher yield than investment grade securities, but involve a high degree of risk. A security’s quality is determined at the time of purchase and securities that are rated investment grade or the unrated equivalent may be downgraded or decline in credit quality such that subsequently they would be deemed to be below investment grade.”

Response: We will consider making the requested change in the Fund’s next annual update to the extent that the Fund wishes to retain the flexibility to invest in high yield securities.

16)	Comment: Add the following disclosure from “More About the Fund”, “Additional Information about the Fund’s Investment Strategies” to the summary prospectus: “The swaps are structured so that one counterparty agrees to pay the cumulative percentage change in the CPI-U over the duration of the swap. The other counterparty (the Fund) pays a compounded fixed rate (zero coupon inflation-swap rate), which is based on the “breakeven inflation rate,” calculated as the yield difference between a nominal U.S. Treasury security and a U.S. Treasury Inflation Protected Security (TIPS) of equal maturity.”

Response: We are concerned that adding a technical description of swaps to the Fund Summary would add unnecessary complexity and undermine the intent of the summary prospectus. As a result, we believe that the referenced disclosure is appropriately placed in the “More About the Fund” section rather than the summary. Accordingly, we respectfully decline to make the disclosure.

17)	Comment: Add the following disclosure from the Derivative Risks discussion in the “More About the Funds” section of the prospectus to the Derivatives Risks discussion in the summary prospectus: “The Fund will also be subject to risks related to swap agreements. Because swap agreements are not exchange-traded, but are private contracts into which the Fund and a swap counterparty enter as principals, the Fund may experience a loss or delay in recovering assets if the counterparty defaults on its obligations. The Fund will segregate or earmark liquid assets at its custodian bank in an amount sufficient to cover its obligations under swap agreements.”

Response: Please note that the purpose of the registration statement is to add a new share class to the Fund rather than to update all of the Fund’s current prospectuses. As a result, we will consider additional disclosure concerning swap risk in next year’s annual update.

In connection with your review of the Post-Effective Amendments No. 273 filed by the Trust on June 13, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2083.

Sincerely,

/s/ Pamela L. Woodley

Pamela L. Woodley
Assistant Secretary